UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT TO SCHEDULE 13D

Under the Securities Exchange Act of 1934
(AMENDMENT NO. 1)

Red Pearl Acquisition Corp.
___________________________________________________________________________
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
___________________________________________________________________________
(Title of Class of Securities)

To Be Applied For
____________________________________
(CUSIP Number)

Bruce Brandt, President
Red Pearl Acquisition Corp.
3273 E. Warm Springs, Rd.
Las Vegas, NV 89120
___________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 27, 2007
___________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. To Be Applied For

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons: Golden Buffalo Capital, LLC I.R.S. Identification Nos. of above persons (entities only): 20-8583866

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[_]
(b)	[_]

3.	SEC Use Only:

4.	Source of Funds (See Instruction): N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6.	Citizenship or Place of Organization: Nevada

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power: 0

8.	Shared Voting Power: 0

9.	Sole Dispositive Power: 0

10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13.	Percent of Class Represented by Amount in Row (11): 0.00%

14.	Type of Reporting Person (See Instructions): OO- Limited Liability Company

CUSIP No. To Be Applied For

ITEM 1. SECURITY AND ISSUER.

This statement relates to the Common Stock, par value $0.001 per share (the "Shares"), of Red Pearl Acquisition Corp., a Nevada Corporation (the "Issuer"). The Issuer's current principal executive offices are located at 3273 E. Warm Springs, Rd., Las Vegas, NV 89120.

ITEM 2. IDENTITY AND BACKGROUND

This Statement is being filed by Golden Buffalo Capital, LLC, a Nevada limited liability company (the “Reporting Person”). The Reporting Person was organized under the laws of the State of Nevada to conduct any lawful business, including but not limited to investing in the Issuer. The principal business address of the Reporting Person is 248 W. Park Avenue #240, Long Beach, NY 11561. The sole person controlling the Reporting Person is set forth on Schedule A attached hereto.

(d) and (e). During the previous five (5) years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed on Schedule A hereto (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been party to a civil proceeding of any of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person, Golden Buffalo LLC, sold 3,000,000 shares of the Issuer in a private transaction and received the sum of $40,000. After the sale, Golden Buffalo LLC owns no shares of the common stock of the Issuer.

ITEM 4. PURPOSE OF TRANSACTION

Golden Buffalo LLC no longer has any affiliation with the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) Golden Buffalo beneficially owns no shares of the Issuer’s Common Stock.

(b)
The responses of each Reporting person to Items 7 through 11 of the cover pages of this Schedule 13D relating to beneficial ownership of the shares of Common Stock are incorporated herein by reference.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

CUSIP No. To Be Applied For

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1: Share Purchase Agreement (filed herewith)

CUSIP No. To Be Applied For

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 27, 2007

Golden Buffalo Capital, LLC

By: /s/ Bruce Brandt
Bruce Brandt
President - BB Capital Management Corp.
Manager of Golden Buffalo Capital, LLC

Schedule A
Controlling Persons of
Golden Buffalo Capital, LLC

Set forth below is the name, business address, present principal occupation or employment, and citizenship for each control person of the Reporting Person. Unless otherwise indicated, the business address of each individual set forth below is Golden Buffalo Capital, LLC, 248 W. Park Avenue #240, Long Beach, NY 11561.

Individual Ultimately Controlling Reporting Person	Occupation	Citizenship
Bruce Brandt	Officer, BB Capital Management Corp.	United States